BlackRock Senior Floating Rate Fund, Inc.
     100 Bellevue Parkway
Wilmington, Delaware 19809

                                  December 29, 2010

VIA EDGAR

Mr. John Ganley
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	BlackRock Senior Floating Rate Fund, Inc. Registration Statement on Form N-2 (File Nos. 333-170658 and 811-5870)

Dear Mr. Ganley:

     In accordance with Rule 461 of the Securities Act of 1933, as amended, BlackRock Senior Floating Rate Fund, Inc. (the “Fund”) hereby requests acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the above-referenced registration statement to as soon as practicable on December 30, 2010.

The Fund hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Fund respectfully requests that it be notified of such effectiveness by a telephone call to Michael Hoffman at (212) 735-3406 and that such effectiveness also be confirmed in writing.

Very truly yours,

BlackRock Senior Floating Rate Fund, Inc.

By:	/s/ Janey Ahn

Janey Ahn
Assistant Secretary